Filed by Kimco Realty Corporation
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                            Subject Company: Pan Pacific Retail Properties, Inc.
                                                   Commission File No. 001-13243
                                                        Date: September 28, 2006

                        KIMCO INVESTOR DAY PRESENTATION
                            MODERATOR: SCOTT ONUFREY
                   EVENT DATE/TIME: SEPT. 27, 2006 / 9:00AM ET
                            P R E S E N T A T I O N



UNKNOWN MALE #1: The experience to capture those opportunities as they arise. There will also be risks and unforeseen events that are going to cause market dislocation. The preservation of a strong capital structure will help to keep the weather storms. To get a better sense of the future let's first take a look at where we've come from over the past few years.

For calendar year 2006, the consensus SFO per share estimated $2.18, which is within the range previously offered by us during the last earnings release. That's roughly $535 million of SFO. However, internally in assessing profitability we break our various businesses down by major platform and focus on the contribution of income before interest costs and the preferred stock dividend cost. In effect, a modified EBITDA concept, which we expect to total about $722 million in 2006. There are three main platforms that comprise this amount. The first is the direct ownership of shopping center properties, whether owned entirely by KIMCO or held jointly with our real estate operating partner and whether it's in the U.S., Canada, Mexico or Puerto Rico or anywhere else that we'll expand to.

In many of our presentations and public communications we've often used such terms as Aaron (ph) portfolio, the core, or similar designations. It's the inventory in which we measure and quote the same site and OI (ph) levels in occupancy changes. In 2006, we expect this platform to contribute about 61 percent of the total EBITDA. The second platform is what we call the management business. This unit consists of our economic positions in a growing inventory of institutional joint ventures and the related fees that are earned for managing those portfolios. The management fee component also includes other management related outside assignments outside of the institutional programs. This platform is expected to be about 16 percent of this year's EBITDA. The third component, generally called our operating businesses represent many of the business ventures and new products that have accelerated over the past five years. Many of these activities were precipitated by the creation of the taxable REIT subsidiary legislation in 2001. And, these units will aggregate to about 23 percent of total EBITDA.

Over the past four years we've experienced growth in each of these operating platforms. And, are not surprisingly proportionately more of the increase is in the newer initiatives and operating businesses. But, each component has done pretty well and has excellent prospects for continued expansion. And, we hope to demonstrate this through the discussions this morning.

Allow me to spend a few minutes on each of the components. A major contributor to the earnings space was, is, and will continue to be the ownership of shopping centers. This is the core holdings of mostly neighbor and community centers primarily concentrated in the U.S. and primarily still owned entirely by KIMCO. However, more recently we have acquired properties jointly with others such as operating partners like the Schottenstein Group, the File (ph)organization in New York, and the Freed (ph) Group in Chicago. The composite holdings in the U.S. aggregate about 450 some odd properties with 53 million square feet.

We're in more than 40 states, but a third of the base rents from these - from these collection of assets are in the states of Florida, California and New York. Intense asset management and value creation is really the focus here, with many redevelopment and expansion projects underway and marginal properties being exposed of. The joint ownership strategy was also the optimal way to enter Canada, which we did with RioCan in 2001. And it continues today in Mexico throughout our activities with a variety of development partners as well as our industrial holdings with American industries. The most recent foray into new markets was Puerto Rico with the acquisition this year of a seven property portfolio and over 2 million square feet. The internal growth of the portfolio for the past ten quarters has ranged between three point three percent and five and a half percent. At first this growth was driven by occupancy gains after digging out from vacancies created by the K-Mart bankruptcy in early 2002 as well as from the disposition of cash flow losers (ph) which continues through today.

More recently, growth has been accelerated by a more aggressive program of value creations we're retending (ph) and reworking of existing spaces. We anticipate continuing this more intense asset management focus in the



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portfolio for the foreseeable future. By the way, not only in this core portfolio, but also on behalf of our joint venture partners. But more important than quarterly measures, again, is the prospects over the long-term for portfolio growth and we feel they're positive because of the below market rent
(ph) nature of our portfolio. Our average based rent in the U.S. portfolio is about $9.46. We conservatively estimate the market rents on those same spaces to be about 12 percent higher, and I say conservative because those market value estimates are for rents on an as is basis. The reality is that many of the new leases will be assigned at higher market levels to reflect capital requirements and doesn't even consider the more significant rental uplift from the redevelopment opportunities down the road.

Another interesting data point is to look at the properties that we've acquired in the U.S. core since 2001. I use that date since the shift for most acquisitions towards management programs picked up at that point. Yet, the differential between the in place and market range for the seven and a half million square feet of core acquisitions in the past five years is 17.6 percent. And, these numbers underscore both the need to continue to pursue that dream portfolio and the real progress that's been made to date.

As Mike Slean (ph) noted in the video, the optimal portfolio is going to have below market rents, strong demos, retailers that rank high in sales - in sales productivity, barriers to entry and redevelopment potential. We are striving to grow the core holdings platform to about a $650 million by 2011. We expect to see new investment on a selected basis in the U.S., with the primary investment dollars being allocated to the redevelopment arena to force the strong internal growth. We will seek to acquire products for the core U.S. holdings to replace flows from the disposition of property. On the international front we foresee continued investment and new development opportunities in Mexico and will gain increased earning as many of the in progress developments come online. Mexico will grow from about three and a half percent of the core holdings contribution base today to about 11 percent in 2011.

In Canada, the existing interest in our portfolio with RioCan is expected to show solid internal growth, and we also hope to expand our relationships with other local partners in other development and acquisition opportunities. And, in addition to our focus on our Puerto Rico opportunities, we'll be pursuing other avenues of growth in Latin America. Now, while Mexico is the best case of an example of moving outside the U.S. to capture better risk adjustment returns we have not shied away from our own country if those property acquisitions advance the dream portfolio.

But, as we've said before, the price of achieving that dream can be somewhat expensive. The compression of cap rates for these higher caliber centers has precipitated our aggressive expansion into the acquisition and management of shopping centers on behalf of institutional capital partners. This strategy not only enables us to invest for the spread and excess of our cost in capital, but creates more scale and in earnings stream which is steady. Since the establishment of the KIMCO income REIT in early 1999, we've focused much of our acquisition capabilities on this institutional management business. We manage over 200 center today with over 34 million square feet of GLA.

As many of you know, the Pan Pacific merger has been approved by its shareholders and we've announced that this transaction will close at the end of October. Pan Pacific's portfolio consists of 138 properties and over 22 million square feet. We are currently finalizing an agreement with a large institutional investor to form a joint venture to fund the entire Pan Pacific portfolio at closing. We've also agreed that this institution took place about $1 billion worth of those properties on the market for sale, leaving the highest quality locations for our long-term venture.

And, as some of you saw this morning, we also announced that we have - we have under contract to acquire another portfolio as a result of the Crowe holdings GE Capital's transaction that will add about 16 shopping centers to the fold. Some of those properties we've already had and have already been positioned in. But, we're going to increase, again, our assets under management with the new properties. We have a wonderful group of institutional partners, many that remain active and seek additional investment with us and I think that holds well for the future in terms of acquiring properties for these programs. The investment management business could grow to be a $275 million contributor by 2011 by adding about $4 billion of new assets under management annually.

And, despite compression of cap rates and squeezed margins, this business can still generate low teens returns depending on the fee structure and the percentage of equity investment by KIMCO. Recurring fees and cash flow from one minority position in the venture will remain the most significant component of this earnings day (ph) comprising about 85 percent plus of the total income stream. Yet, there's a clear opportunity to capture upside that


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promotes and cash flow participation. The final platform, the operating businesses is constantly evolving cash rate of opportunities and new activities.

Our ground up development business has primarily been executed with a merchant building subsidiary KIMCO developers. Increasingly, KDI is becoming a more generic source of product for our institutional programs. The KDI build and sell program has been a steady contributor to earnings consisting of both gains on the sales of properties as well as in an operating income from completed phases or sections of the project. The unit currently has 38 projects underway. Jerry Friedman will discuss the business in more detail. But, one point on the financial side bears mentioning. This business in many respects is more of a financing business with a significant profit participation in exchange for delivering our own development and leasing expertise. With the world awash in money, being a finance here might be considered a low margin business.

So for KIMCO to operate as a capital provider, we need to bring something else to the table. It takes many forms from providing preferred equity capital, debt financing packages, lease mitigation services, and also participation in private equity structures to recapitalize companies and unlock value. The preferred equity business has grown to almost a $400 million investment from a standing start five years ago. The juice in this business is the realization of equity participation from the sale or refinancing of the underlying property. But, the business itself also generates solid recurring cash flow.

Our final two businesses, retailer services and KIMCO Select investments they almost defy a label or specific description. Retailer services is focused primarily on providing capital in services direct to retailers, it's both healthy and in distress. The activities have taken many forms, from straight financing, pure fee per service of reworking assets to large scale investments directly in an enterprise such as the recent joint acquisition of Albertson's or prior transactions with Frank's Nursery and Montgomery Ward. KIMCO Select is mostly about investing in the capital structure in a real estate rich enterprise. Inside the structure run the gamut and includes purchase of bonds and equity securities in the open market. In other dimensions of KIMCO Select, completely unrelated to securities purchases is investment in various non-retail opportunities, usually on a pari passu basis with seasoned operators and those collateral types. The variability in this business - the variability of earnings in this business is most pronounced, but nonetheless we feel that our relationships with existing customers and others with access to deal flow will enable us to capture many new deals.

We feel this platform can reach an earnings base also of $275 million within five years. The merchant building team can readily reach a steady state of $1 billion of revolving investment in the corresponding increase earnings that come from a higher recycling activity. Preferred equity will benefit from larger and higher realizations of embedded upsides and its existing holdings as well as ongoing business with repeat customers as well as new ones. Retailer services has been in the investment build mode with FNC, Realty, former Frank's and Albertson's investments among others. But, we expect to see the benefits flowing to the bottom line on these investments over the next few years.

In KIMCO Selects, in addition to the possibility that more folks investing in securities can benefit from its holdings in the Blue Ridge company as well as repeat transactions with operating partners outside of retail as has been recently experienced in transactions with Westmont Hospitality Group. Each of the areas I touched upon are part of the ingredients to get to the final product. For the core shopping center holdings, the primary driver is internal growth spurred by intense management of the assets, driving roll over of below market rents, tenant retention to sustain occupancy, and redevelopment in mixed use strategies unlock that value.

Growth outside of the U.S. will continue, particular with Mexico's development projects and pipeline coming to fruition. The management business will be characterized by increasing volume and scale. Our acquisition capabilities and structuring skills will also allow us to fuel the engine and build on existing portfolios while establishing new programs. The operating businesses will be driven by relationships and brazing (ph), quite frankly opportunity on a down cycle. The panels that follow are geared to bring some perspective as to what's in place today and to hear from the people who are charged with making all this happen. I hope you take from the discussions the depth that the potential to source these opportunities and the incumbent skills to execute. Thank you for your attention and now I'd like to introduce Dave Henry and move to our first panel.


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DAVE HENRY: (INAUDIBLE), program today will be a series of three panels highlight various KIMCO business leaders in different aspects of our portfolio and our business units. Our first panel will cover our four operating businesses which Mike (ph) described briefly. KIMCO's operating businesses all share a common opportunistic investment culture and our complementary with our core expertise of owning and operating retail shopping centers. Each has a business leader that is experienced, successful, and accountable for their own businesses. These operating businesses collectively provide KIMCO with incremental profits and growth opportunities.

Our distinguished panelists this morning include Jerry Friedman, President of KIMCO developers, also known as KDI. Jerry has led our development efforts for eight years and has been in the retail development side of our business for more than 30 years. After starting out as a lawyer, Jerry earned his stripes developing shopping centers for price REIT and Freedman Core (ph) (INAUDIBLE). JoAnn Carpenter who leads our preferred equity business has been with KIMCO for five years and helped us start our preferred equity business in 2001. Prior to KIMCO, JoAnn spent 15 years with GE Real Estate at the head of the miss west - Midwest region and later as the business leader for GE real estate equity program. Our third panelist is Ray Edwards. He joined KIMCO in 2001 after a long career with Keen Realty and Shottenstein Real Estate. Ray has extensive experience working with retailers on sale lease backs, excess property liquidation, bankruptcy financing and corporate restructuring. We'll start with each panelist giving a brief overview of their businesses, Jerry.

JERRY FRIEDMAN, PRESIDENT, KIMCO DEVELOPERS: Thank you, Dave. Welcome everybody. KIMCO developers, KDI is the merchant builder, which means we build and sell. Historically we build from raw land, vacant land, and still shopping centers and sell them, as we say, before the paint dries. Where, now, reasonably as Mike
(ph) alluded to, some of our products we also sell into the KIMCO co-investment program.

Our program is to build with local developers that have proven track records. We utilize the local developers for the local expertise for their intilement (ph) and to reduce our risk in development. Now, these partners take the risk of intilement (ph) and some with initial anchor leases before we put our investment into it. We currently have 20 local partners, 80 percent of which we have done over two or more deals with. We have repeat business with them and they have been successful as you'll see in our results. With our partners, each partner is tailor made separately how we handle our relationship with them. But we - in every deal we see the preferred return on our capital and our capital prior to sharing the profits with our partners.

Since 2001, KIMCO developers has had the ability to show increase sales and gain each year totaling now over $130 million. We've also managed to have a return on our investments in excess of 20 percent. We currently have 38 developments with those partners, whichever has noted in excess of 11.8 million square feet. These projects take between two to four or five years to develop and we develop them in phase. Thus, in effect, we have the ability and we have the platform to project our sales and our gains subject to certain mark ins (ph) in the conditions for the future two to five years. In addition, with our current partners, we are investigating a pipeline of approximately $1.5 billion with the purcherdo (ph) and that is our game plan for today. Thank you.

DAVE HENRY:  Thanks Jerry, JoAnn.

JOANN CARPENTER: OK, good morning everyone. KIMCO's preferred equity program is really a swarm of navanese (ph) financing. We provide limited partnership capital to strong owners and developers of real estate in the - on the local basis. And, KIMCO's investment is senior to our partner's capital in that we receive our return on and return of capital prior to theirs. Different then, KIMCO's other businesses, our partners actually are handling the day to day operations of the properties which is an incentive for them to do business with us. But, we have approval rights over all major decisions.

The program, although it just started up a few years ago is very synergistic with KIMCO corporation and we can leverage off of KIMCO's existing network and abilities to underwrite properties up front and also it gives us the ability to invest in properties that KIMCO wouldn't be able to acquire. Since conception, we've had very strong growth, but as we move forward we're seeing very - a very steady earnings stream and growth and it's a much more predictable stream than I think we saw over the last two years. To date, we've closed over 450 million in investments and our outstandings (ph) are close to 400 right now. The differential being sales of properties and also where properties have been refinanced and capital has been returned to the partner.


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Currently we received preferred returns from cash flow in the eight to nine percent range, and then the deal frostructure (ph) until (ph) that we share in the residual proceeds and typically our receiving 25 to 40 percent of the upside in the field. Our exposure is 1.5 billion, which is the first mortgage indebtness in KIMCO's investment in the properties. We have 15.3 million square feet of gross leasable area and the portfolio itself is around 93 percent occupied and relatively low base rents of $11.60 a square foot. The portfolio is diversified, which is something when you start out is not always that easy to accomplish. But, we've done around 81 transactions, our average deal size per property is around four to five million and we're in 23 states and seven provinces in Canada. The projected population growth in the portfolio is around four point five percent between 2005 and 2010.

So we're looking to invest in high population growth areas along with insole
(ph) locations and when we look at the portfolio on average, we have around 89,000 people living within a three mile radius of each property. In addition, we have diversity on a tenant basis. Our top ten tenants only represent around 11 percent of our total base term (ph). We feel that our success to date has been primarily by picking very strong local partners who combines with KIMCO's expertise can maximize the property value. And, with our investments to date have been done with people that we have repeated deals with and that's - and that's totaling 85 percent of the amounts of the dollars that we have outstanding. In addition, we've sold around ten properties from the portfolio and we've achieved over 20 percent IRR on all of those deals.

DAVE HENRY:  Thanks (INAUDIBLE), Ray.

RAY EDWARDS, KIMCO: Hi, good morning all. KIMCO Select and retailer services like KIMCO developers and preferred equity is really based on the knowledge and experience that KIMCO's had for 40 years as a shopping center owner. For retailer services, the focus as it deals directly with retailers, the retailers with approach KIMCO, really for three major reasons. For - one is that they are a start up company that's been successful, looking to grown and needs capital to do so.

Secondly, what more people hear about is with its core performance or bankruptcy and then they have a need for capital because they have no working capital to turn around their business. The third area is where there's a sale of a retailer is acquired by a third party and they're looking to change the balance sheet and leverage it and looking for someone financing on the real estate.

And, those are the three main areas where KIMCO can provide service to the retailers. And, we do that in a number of ways. One is that we could provide a sale lease back to those retailers to take their own properties and provide them cash for that, long-term cash or we could provide financing to them based on their real estate. KIMCO, unlike many other lenders will look at the lease hold interest and be able to potentially provide value to a retailer that other lenders could not do. A third area where we handle and help them is through their excess properties. So if they have a property that are poorly performing we can come step in and either on a fee for service basis handle their distribution of the real estate or buy their real estate and let the company focus on their business of operating their stores.

A couple of examples of recent deals that we show here is when Shopco went private in January, they were looking to the equity part was looking to leverage the real estate and came to KIMCO along with other lenders to provide a financing package until they went out in the market for a sale lease back which they have to chewdit (ph) within six months then we're paid off. (INAUDIBLE) sort of a company files a bankruptcy in August and KIMCO is the only lender that they went out, they were able to get out to that would lend them money on a high value on the real estate value and their leases because of their understanding of the bankruptcy and how we can turn those lease holds into value in the event they have to agrade (ph) the company. K-Mart is another example of where during their bankruptcy we'll hire on a fee for services basis to handle their excess property during the bankruptcy and ultimately outside of bankruptcy there were about ten owned properties we handled for sale for them after emergence (ph).

One of the beautiful things about retailer services is that it leads many times to opportunities for the core of KIMCO. To and Campbell's noted here was that Montgomery Ward, through the ar (ph) marketing of sale of the 300 assets of Ward's there were two malls that were - needed to be repositioned and de-malled. And, KIMCO and its partners were able to acquire those malls, we have - we have already redeveloped them and have leased them now and they are now core holdings of shopping centers that we own that are 85 to 100 percent leased. In K-Mart, based on our relationship with them we have now entered into agreement, very formal, but they have offered us a required and


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joint ventured with K-Mart and Sears now on the performing assets that they have and a REIT to maximize the value on those properties.

Now, moving onto the KIMCO Select, while KIMCO Select use a lot of the same skill set that we need for retailer services and understanding the real estate and the operation of the company and the retailers, the focus there is to make optimistic real estate focus transactions on the debt and equity side of the - of the company's balance sheet. We have done equity investments as old people have heard in Albertson and Atlantic Realty was another example of where KIMCO realizes a company's asset was a shopping center had an issue regarding a tax problem with the IRS that was delaying any movement on the company, accumulated some of the stock and sits in an excellent position seldomly by the company and own a terrific shopping center in Sand Island.

Also, what we do as a secondary market we will look to buy a secondary market debt that is secured by a portfolio of retail properties, and typically like the examples the a Rite Aid, K-Mart, Winn-Dixie, the bar is credit is low and some institutional investment in that debt not comfortable holding it and we were able to buy those positions at a discount. Every once in a while, because of our activities in this market with this debt and the equity market we come across a number of partners who come to us and see if we're interested in non-retail opportunities.

We are very, very limited in our scope of doing these type of transactions. They come to us because they know we're going to move very quickly, we've got a full on balance sheet to help them execute on a deal. But, for us what we look for is a joint venture partner that is very full on (ph), has a tremendous expertise in the sector that we're looking at and we feel comfortable that we're buying into this position at prices, this real estate at prices are below what we feel is inflation of value.

DAVE HENRY: Thanks Ray. Jerry, our development model is very different than our peers in the sense that we rely on local operating partners. Can you talk a little bit about the advantages and the disadvantages for that model?

JERRY FRIEDMAN: Certainly. We believe in utilizing the local expertise and knowledge of local developers who are - with proven track records. They take the initial risk of development for us which is advantuant (ph), they acquire or contract to acquire the land, they seek to get the entitlement and the contact initially at the tenant, the anchor tenants. They come to us for our capital, our development expertise and our leasing into retailer contact benefits. By using them, we can one, avoid the initial acquisition and entitlement risks. We can also maintain lower corporate overhead.

We also have the ability utilizing the whole KIMCO organization to one, analyze a project very quickly, and two, know practically every real estate project in the United States. That's why we have projects from Florida to Alaska. These benefits like when we tailor our projects with every local developer to meet their needs, that the Rockefeller Group we share equally both capital and expertise. With other developers we - they might have - we've greater needs for capital and we therefore increase our return on them. So - the only disadvantage of this program is of course we share the profits with them.

DAVE HENRY:  Thanks, Jerry.

JoAnn, the world is awash with capital today and you have all kinds of competitors for - with methanie (ph) and capital. How are you able to generate business?

JoAnn Carpenter: Well, it is competitive and it's not getting any easier out there. But, I think that what we try to bring to the table for our partners is really a number of intangibles that by doing more business with us they come to realize how important it is to have this relationship and because of that, they're sending us every - they're showing us every yield that they're looking at and we're working with them up front. By working closely with them up front we have positioned the process, we can provide them with these and they know that and they need that because it's a very short time fuse in the acquisition markets today. The sellers are only giving buyers 30 days to do their do-diligence and 30 days to close.

And, if a partner is working with someone who at the last minute decides they don't want to do the transaction, they haven't moved quick enough, then they can't close.


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And so, I think our partners know that we move quickly. Our investment committee meets once a week and if we need answers in between or even over on weekends, over a weekend, we can - we can get that.

We try to keep our transaction cost very low. We also can help our partners with the debts (ph) that they're putting on the properties to get the lowest rate possible. The lenders love having KIMCO in the partnership.

In addition, KIMCO's relationships with tenants goes far beyond typically what the capabilities that our partners have. And so when they're looking at buying partner's properties or are leasing, people can call the tenants and can find out how that tenant is performing in the property which often not reported from an anchor (ph). And also if they plan to renew on that property.

The other intangible that we really haven't addressed today that I think a lot of our partners have found out is that our partners are doing business with - across everybody that's sitting here on the panel and some of the other groups. We have partners who have done joint ventures on new development with Jerry's group an also are buying existing properties, and are doing joint ventures with my group.

In addition, I think they know that down the road, if there's a downside in a property and you lose - they lose an anchor tenant, KIMCO will be there to help lease the property back up, and with their relationships or even if they need to raise groups (ph), if an anchor goes bankrupt, Ray knows how to work through that process, so it is very beneficial.

UNKNOWN MALE #1: Ray, same basic question, more and more people are getting into retailer services. How are you able to compete?

RAY EDWARDS: Well, we're able to compete, really there are two fundamental areas where we're very strong that the retailers look to and (INAUDIBLE). First is particularly with the distress of core performing retailers or even the acquisitions, that it is a very fast moving transaction. They need the money quickly. They need to look at someone like KIMCO that could underwrite the properties quickly and have the balance sheet, the close on multi-million dollar transactions and sometimes two weeks to two months to do that.

Secondly, because we're just not a bank that does lending, we have the flexibility to do a sale leaseback for the company or to take over, pay for their surplus property. We give the retailer some more flexibility in working with them about what's the right way to restructure the balance sheet to move forward. And those were the reasons why retailers would come to us.

UNKNOWN MALE #1:  Can you give a good example?

RAY EDWARDS: An example, a very good example would be with Montgomery Wards. Montgomery Wards was a company that came out of bankruptcy in '99, early '99, then by the end of 2000, goes back in bankruptcy. Usually in your first bankruptcy, you'd clean your slate with all your debt, and make sure you have a pretty good cash flow, at least for more than 18 months. But not only did Ward file for bankruptcy 18 months later, they had no cash to carry the properties. They had 100 owned properties with debt on them, and probably 100 leases with substantial value, but they had no way to achieve that value because they would have to fire sale (ph) and sell the property in 30 days.

What KIMCO did with the partners, is go and underwrite these 300 properties and structure a deal to provide a guarantee to Ward and their creditors, far above what the fire sale would be, provide for us to pick up the carrying costs and sharing arrangements with Ward and the creditors if we got over a certain in KIMCO's investment, and it was a win-win for all of the constituencies in that matter. Thanks.

UNKNOWN MALE #2: JoAnn, can you tell the audience a little bit about how you leveraged the rest of KIMCO's organization to help you underwrite new transactions?

JOANN CARPENTER: Well, when one of our partner calls or potential partner calls on a deal that they're looking at, with KIMCO's vast knowledge of properties, I'm talking about United States really at this point in time in Canada, there really isn't a property that someone in KIMCO doesn't know. When you wake (ph) up,


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the acquisition group and purchasing $6 billion of property this year or leasing and management group that we have offices right out through (ph) the country and managing 1,100 properties, is very easy to find someone that will know that particular property or maybe even they even lease that property at some point in time in their career.

So we've got the local market knowledge, the dynamics of what's going on in that marketplace that helps us. And then we've also worked very closely with acquisitions group because they're pricing deals every day. And so we can structure a deal with our partner quickly because we know what market is and what position KIMCO wants to have in that - in that particular property.

UNKNOWN MALE #1: Jerry, you've been developing shopping centers for 30 years now in good times and bad times. What are the key factors you look at in analyzing a new project?

JERRY FRIEDMAN: Well, the key factors we really look at first is, we would start with the demographics and location which, as everyone said, we've got the benefit of all the KIMCO associates around the country to help us with. We also rely heavily on our relationship with retailers. I would much rather have a retailer tell me he wants to be at a location rather than me think the demographics deserve him there. And that is one of our best points; the retailers will tell us what locations are good.

The other point on retail construction, our construction is relatively a simple construction. It's one story, easily built, and it can be constructed in four to six months. The other thing, we do not commit capital until we have tenants available. We deal within phases so that we can control our leasing up and our construction cost. Those are the primary reasons for us to do it.

UNKNOWN MALE #1: I think the forum in San Antonio is a great example of a KDI deal. Can you take the audience through that project a little bit?

JERRY FRIEDMAN: Certainly. That was the center that we joint venture with a partner at the end of 1999, the beginning of 2000. Our partner is UCR, a prominent brokerage firm in San Antonio, and three developers there. They had the property under contract and they had Target and several junior anchors committed to the project. We came in, finalized the deal with the junior anchors, had Steve (ph) to take them to the close because they had short term dues. We built the first phase, this is ultimately going to be a 1.200 million square feet development. It has three-quarters of a mile frontage on Highway I-35 and 1604 from San Antonio. We built the first phase and sold approximately 1,600 square feet in December 2002. We then continued to build and sell in phases. The final phase is just being completed and will be sold this year of approximately 200,000 square feet.

UNKNOWN MALE #1: JoAnn, we're often asked about pricing in terms of structure of preferred equity deals. Can you take us through a typical preferred equity transaction?

JOANN CARPENTER: Sure. We've structured the deals so that our position is prior to the capital that our partner's put in the deal. And what that means for us, is really on a downside scenario, which we hope we'll never be there, but if there is a loss of - should there ever be a loss of equity in the deal, our partners are taking the first test (ph). So we're protected on the downside.

What we really focus on, though, is the upside in the properties, and the way we structure the deals is that we get out returns on capital first, and we get a return of capital first. But because of that, we obviously need to give our partners something in return. And what we do, is that we give them a promote
(ph) in the transaction so that on the back end of the deal, once we get our capital back end (ph) from return, let's say, of some (INAUDIBLE) return, then we start splitting the upside, and we'll give them a bigger percent of the upside because we are in that safer position.

But really what it creates is an incentive for our partners to create as much value as possible because if the return increase on the property, obviously they're benefiting from that, and we are, too. But they are on a more incremental basis.

So, and in many of the transactions that we've done to date, the reason that we're looking at higher returns, much higher returns than what we originally projected is that our partners, I think combined with our expertise, but are able to lease the properties to higher than what we projected. They're able to achieve higher rents form the local tenants and also with cap rate compressions over the last couple of years, too, we've seen a tremendous increase in value in the property.

UNKNOWN MALE #1: Ray, as a final question in turning back to KIMCO Select, can you describe some of the opportunities we're looking forward today in KIMCO Select?

RAY EDWARDS: Sure. As I mentioned earlier, KIMCO Select is focused on looking at debt and equity that is real estate secure, and two examples I'll give; one retail and one non-retail just to give a flavor of this, was when K-Mart filed for bankruptcy back in the mid-90's, K-Mart, to avoid bankruptcy had done a lot of fairly (ph) fast (ph) a lot of debt on their property. So there were a lot of portfolio loans out there secured by K-Mart real estate and K-Mart leases. When K-Mart filed for bankruptcy, many of the holders of that issue were concerned and the price of those issues would go down.

KIMCO was able to underwrite and feel comfortable that the real estate that was securing those - that debt more than covered the pricing where that debt was trading at. So it was an opportunity and we bought two or three different issues. One we liquidated and the other two, we're getting very nice current returns on and we continue to maintain.

An example of the non-retail transaction, again it was a loan that was stressed because the borrower who operates the hotel was in bankruptcy and had emerged from bankruptcy basically because of the balance (ph) in the hotel business in 2002, 2003. The holder of the note was very uncomfortable with the operations and was concerned about it.

KIMCO was approach by a joint venture partner that operates hotels throughout the country, and together we looked at and underwrote the hotel, felt we were buying debt at a price that was below replacement cost, acquired the debt and within six to nine months, we negotiated with the borrower a payoff of that at a substantial profit for KIMCO.

UNKNOWN MALE #1:  Thank you, (INAUDIBLE).

As Scott mentioned earlier, we'll take questions at the end of this morning's session.

UNKNOWN MALE #2: Our company would no be where we're at and the size we are without the relationship we've made with KIMCO four years ago. We (ph) know (ph) (INAUDIBLE) step up and talk to lenders and say, KIMCO's coming on as the partner with us, it just made doors open, things happened quicker. I like what they do; they like what I do, and it's based on a good team spirit, and it was a common goal for a quick success. Developers love quick success.

UNKNOWN MALE #3: You can probably tell just by looking at me that I'm not your typical business man. I think that KIMCO knows that I have a passion for shopping centers, probably more than the ordinary person who just likes to shop at them, and that's probably why they enjoy investing with Dunn and Parkers. They know that we love (ph) our properties. We don't just buy them and mothball them and then forget about them. We know that buying the properties is the easiest step. Once you bought it, you have to create the value, and that is - that is daily hard work. That is working with tenants, bringing in new tenants, lowering rates, taking lease rates up.

So when people buy a shopping center, it's really not a time to high-five each other. It's time to do that after you've worked it, and then can sell it, and have your exit strategy completed, and KIMCO understands that. My best days are when I'm sending KIMCO or wiring KIMCO a big check or a big wire because I know they're going to be real pleased, and the next deal is going to be even easier to do with them.

UNKNOWN MALE #4: We put our venture with KIMCO and (INAUDIBLE) 18 months ago, and in that period of time, we've acquired some 30 plus assets in 11 states, totaling over five million square feet, and expect that portfolio to continue to grow in the U.S., certainly abroad as well. KIMCO has a depth of experience both in respect to operating retail assets in the retail sector that we like, as well as with respect to originating transactions on that space.

That, in addition to their creative push to problem solving, the collaborative approach to decision making with their partners, makes them an ideal partner for us given our business model. To throw in the long-term approach to the business, to investing, to partnerships - managing partnerships, and the fact that they take the fiduciary responsibility quite seriously (INAUDIBLE) important to us. And again, it's an ideal mix from our perspective.

UNKNOWN MALE #1: (INAUDIBLE) we'll give you a more detailed information on our portfolio of properties, our redevelopment initiatives, our acquisition program and our growing institution of portfolio management business.

With respect to our property portfolio, we hope that everyone has taken note that the quality of our portfolio has improved significantly over the years. We have moved aggressively to sell the bottom of our portfolio while simultaneously teaming up with institutional partners like UBS and Prudential to purchase top tier properties in California and other densely populated areas. We've also increased our focus on asset management, and have identified dozens of strong redevelopment opportunities within our existing portfolio.

Our panelists this morning on the second panel include Howard Overton, our Executive Vice President of the Western Region. Howard is previously with Western Properties prior to its acquisition by Pan Pacific. He became Director of Acquisitions with Pan Pacific after its merger with Western, and he was instrumental in Pan Pacific's purchase of Century Trust.

Our next panelist is David Luke, head of our newly formed Redevelopment Business Unit and Executive Vice President of the Northeastern and Southeastern Region. David began his career in architecture and project management and worked for both Myers Development Company and Petersen Fox Associates as the project manager on numerous large projects in both the U.S. and London.

Our third panelist is Tom Caputo. Tom has been with KIMCO for six years and is in charge of both our Acquisitions Department and our Institutional Portfolio Management Team. Tom spent 17 years with (INAUDIBLE) Advisors (ph) as a partner and came to KIMCO after REEF (ph) was purchased by Rodamko (ph) and after his wife said she didn't want him home after retirement.

Again, we'll start with a brief overview from each panelist.  Howard.

HOWARD OVERTON, EXECUTIVE VICE PRESIDENT OF WESTERN REGION, KIMCO: Good morning.

We've assembled an exceptional portfolio full of assets located in major markets around the country in excellent demographics with a high barriers (ph) to entry. What we have additionally is a situation where below market rents enable us to enhance the tenant mix and increase the rental rates over time which gives us an above average cash flow growth that we combine with our redevelopment opportunities were able to provide both a stable cash flow from our properties, but above average NOI growth over time. So when we're looking to invest in centers, these are the criteria we might be seeking.

The flip side of that is when we have an asset in our existing portfolio that may not meet these criteria, we would look to recycle that asset out and perhaps target it for disposition.

Turning specifically to the western region which we define as Colorado and west, you can see an example of the execution of this strategy here. Upon completion of the Pan Pacific transaction next month, our western region will consist of 230 properties, 36 million square feet of an A-quality shopping center portfolio. And as Mike (ph) has alluded to earlier, we are going to be selling some of the Pan Pacific assets out of that portfolio.

But to give you an example of the western region's growth in our focused acquisition strategy, just five years ago, the value of that portfolio would've been pegged around $700 million, and later next month, it will be roughly $7 billion, which is substantial growth in key west coast markets.

So the portfolio out west exhibits all the characteristics that we're looking for. We've got substantially below market rents over time with near term expirations, and we feel that we can continue to execute the discipline - disposition strategy and acquisition strategy to grow earnings over time.

DAVE HENRY:  Thanks, Howard.  David.

DAVID LUKE, EXECUTIVE VICE PRESIDENT NORTHEASTERN AND SOUTHEASTERN REGION,
KIMCO: The goal of our Redevelopment Program is quite simple, it's to create value through asset repositioning. To give you an example of that, our business plan is fairly simple. Picture a property built in the early 60's, a lot of post-war growth in the America maybe near a rail line or near a highway intersection, and it's built a traditional method which is one-third of the property is a building, more than two-thirds is parking, surface parking. Over time as the housing increases and demand increases for varying (ph) asset classes, you fast forward 40 or 50 years to today and we have a substantial number of properties that have very high dense surrounding (INAUDIBLE), communities that have matured, in other words the family growth, the amount of empty nesters have increased, immigration have increased in these first string suburbs. We have properties that literally contain the only open available land for development in a local jurisdiction. And the counties, the cities and the people that live in these communities all need to have other type of services that many times can't be met. In addition to the fact that many new retail concepts and newer retailers simply are not in these high density markets.

So from a redevelopment perspective, that situation gives us incredible opportunity to create value. We have a dedicated team of people on both coasts that work on redevelopment assets, and at this point, we have around $250 million currently in our execution phase with another $250 million right behind it that's in a pipeline under entitlement.

DAVE HENRY:  Thanks, David.  Tom.

TOM CAPUTO, KIMCO:  Thank you, David.

KIMCO's always been known as one of the leading acquirers of open air shopping centers in the sector. We've been very busy when our acquisitions came in 2006, as you can see. We plan to close on approximately $6 billion in new acquisitions in 2006. And this is a combination of one-off (ph) transactions, which range from (INAUDIBLE) to as small as $10 million up to $100 million, small private portfolios from 100 to $200 million range, most notably the FHK portfolio in Northern California, and the public's (ph) portfolio, which is (INAUDIBLE) of high volume public anchorage (ph) centers in Florida. And then, of course, our MNA activity with our announced merger with P&P for $4 billion closing in late October. And then just this morning, we announced the acquisition of the Crow Holders (ph) Retail Portfolio for 920 million. So it's been a very busy year.

We have a very experienced acquisitions team and we're now located across the country with Ed Teddiman (ph) based in New York, who's been with KIMCO for 17 years. Howard Overton joined us a couple of years ago after being the Head of Real Estate for Pan Pacific, so he's based in our San Francisco office and we just hired this summer Matt Golden (ph), who used to be the Head of Acquisitions for First Washington to spearhead our acquisitions efforts in the central region, and Matt (ph) is based in Dallas, Texas.

We are supported by an incredibly talented, and I must say energetic, team of associates and analysts who have not seen the light of day on the weekend in about three months based on all of their activities lately.

KIMCO's always emphasized the off market transactions as the preferred group rather than competing with 100 or 200 investors with (INAUDIBLE) sent out by real estate broker (ph). This is particularly important when you get in a competitive market and we've been in one for the past four years. Many people at KIMCO have been in the business 10, 20 and 30 years and have developed long-standing relationships with developers, institutions and private investors, and we have been harvesting the fruits of all those long-term relationships over the past few years particularly this year. And about five percentage of our volume this year is going to come from negotiated transactions.

We've been very focused on upgrading the quality of the portfolio, particularly since we've started our joint venture program in 1998 with KIMCO Income REIT. So our main focus is looking for centers that are very well located with strong demographics, strong anchor line ups, with strong sales. And this helps us build up our assets under management with our joint venture partners, and on a selected basis, we are also able to (INAUDIBLE) to our core portfolio, which brings us to our Investment Management Program.

Most of our joint venture partners are institutional investors who have an enormous amount of capital to invest, and most importantly, they have a much lower cost of capital than we do. These joint venture partners invest 80 to 90 percent of the equity in most of our deals, leaving KIMCO to invest 10 to 20 percent of the remaining equity. KIMCO is able to earn double-digit returns on our investment through the return on capital on our equity investment on the properties as well as a variety of fees (ph) that we receive from these co-investment partners.

I think institutional investors are attracted to KIMCO first of all because of our reputation and scale. We have an incredibly good reputation in the investment community and we'd be glad to talk to people who are buying and real estate. KIMCO has a really good reputation which helps us get these transactions that most of our institutional investors would never see.

We also have a very good talented leasing property management group that helps us when we're acquiring properties and makes it a much more efficient process. And I think at the end of the day, we have a lot of repeat business from our institutional investors, many of whom have invested with us in the earlier programs like here (ph) and have chosen to invest with KIMCO in vehicles that we have subsequently come out with in the last few years.

As Mike discussed earlier, we've had a significant growth in assets under management since we started the KIMCO Income REIT in 1998. By the year 2001, we had $2 billion under management, most of that was in KIMCO Income REIT. Today we're $8 billion under management before the Pan Pacific closing, and we'll be at 12 billion in a month or so when we close on that merger.

We are very proud to be associated with a number of very prominent institutional investors. I think you can see from this slide that this is a who's who of real estate investors and we're proud to be associated with them and grateful that they have entrusted so much capital with KIMCO in our co-investment program.

DAVE HENRY:  Thanks, Tom.

Howard, you've been on the front line in acquiring properties in the west, can you tell the audience a little bit about the current market out there?

HOWARD OVERTON: To Tom's point that it's been pretty aggressive out there for the last four years. This is a broken record answer. The investment opportunity for (INAUDIBLE) continue to be challenging. Interest rates, as we know, have stayed favorable, demand has outstretched supply, and we continue to see cap rates staying around the six percent range lower from high quality assets.

Despite that, we've been successful as Tom alluded to, in performing multiple off-market transactions and lining (ph) our relationships out west to do over a billion dollars worth of deals in just the last 24 months and roughly 50 percent of those were not widely marketed.

So, it's challenging but there are still opportunities out there and we believe we can continue to find them.

DAVE HENRY: Howard, you've also spent countless hours on the Pan Pacific acquisition, can you comment about the portfolio and (INAUDIBLE)?

HOWARD OVERTON: I can. I've spent countless hours on the acquisition, but also as you pointed out while at Western and Pan Pacific, in my prior jobs, I participated in roughly 50 percent or acquiring 50 percent of these assets that we're buying next month. So I'm intimately familiar with them, and I can tell you we're very excited about the quality of this portfolio, which is a critical mass of assets located in Key West coast markets. We have excellent demographics in this portfolio. Retailers are performing very well, they're highly above their averages. And probably most importantly, we think there's stability through our Intensive Asset Management Program to really enhance the tenant mix and increase the rents over time to deliver both stable cash flow but above average NOI growth through this portfolio.

And not to mention, although nothing is entitled or permitted, and David will discuss it later in detail, we suspect and hope that there's some redevelopment opportunity also inside of this portfolio.

DAVE HENRY: Great. Tom, can you comment on our (INAUDIBLE) Strategy for Pan Pacific?

TOM CAPUTO: Let me just take a step back and talk a little bit about the process. We had a six-week jump on our institutional partner on this portfolio, and we had six analysts locked in a room for 21 days, and this was out in California in a hotel, and they underwrote 138 properties with the help of our acquisition team, the help of our - and with the help of our leasing people.

So in that three or four week period that they were locked up, we put together a book that was 138 pages long, one page for every asset. And we put our scribble, our hand written scribble on each one of those pages, the pro's, the con's, a letter grade, maybe hold, possible sale, definite sale.

And so when we introduced our partner to the transaction in our offices here in New York, Howard Overton spent two days standing up in front of the group for the acquisition team from (ph) our institutional partner going through property by property identifying which ones we thought were very strong, and which ones we thought we should possibly sell.

By the end of that two-day period, we pretty much had our institutional partner in line in terms of our strategy in terms of the holding (ph) and sale buckets. The following week, Howard returned and we just had another down (ph) considerably, and Howard stood in front a portfolio management group, because this is being broken into three buckets as we call them, in a - and one institutional investor, three different separate accounts. And we went through the remaining properties that we were going to hold and the reasons why, and let the portfolio managers fight it out as to who was going to get the whole property.

So this is a long-term investor with a 10-year horizon or longer and this is something that I think will be very good for both parties, but it's a very interesting process to go through.

DAVE HENRY: Great. David, with respect to Pan Pacific, can you talk about how you and your team will take a look at redevelopment opportunities within that portfolio?

DAVID LUKE: Yes, though after hearing Tom talk, I'm a little nervous that I'm going to be locked in that room for 21 days.

So, what I would like to do is - we will use the same process we use on all of our other assets, which is to go through a three-step process. The first step is what we call (INAUDIBLE) Best (ph) Use Analysis and, you know, it's partially art and partially a science, but for the most part, we're trying to get to the bottom of what a local market is like at a snapshot in time around the property and where it's going. What's the office vacancy rate? Are there any major employees coming or leaving? Are the schools expanding or are they contracting? You know, how are home sales doing? Are there condos being built? All of these things that feed off and provide some insight as to whether there's underlying value in a property that's not being maximized. There's no question you can collect rent for decades, but there may be points in time where we can release what we have on anchor coming (ph) vacant (ph) that we have an opportunity to expand the center, or change or add a use (ph).

So the High (ph) of Best Use (ph) Analysis is the most important piece of the puzzle. The second is assuming we've pulled out from the P&P project deal, a number of assets that we believe have substantial upside value will go through a process of trying to secure our ability to execute on those.

And primarily this is a process of trying to get back an anchor or it's a process of trying to get an anchor to release some of their control rights (ph). Most of the shopping center leases, certainly written a few decades ago, have pretty substantial control rights given to the tenant. But over time as other things become important to the tenant, there are sometimes synergistic reasons why they might allow an out parcel (ph) or allow an land sale or allow more density if they want to expand. So getting control is the second piece of the puzzle.

And lastly, probably the most time consuming, is entitling a zoning change. Any property that we add density to, for the most part, requires a zoning change. And in areas like California where you read in the papers that development is difficult, there's a lot of anti-development groups out there, there's a lot of environmental issues.

The good news for an asset repositioning team is that a site that already has 70 percent asphalt is normally seen as a good thing by a community or local government change especially when it can add a lifestyle component or a live/work/play environment or an entertainment complex. So in many ways, when we come in to talk about a property that we own or recently bought, you know, sometimes we have an aging center that most people would like to see changed.

So that entitlement process is certainly the most lengthy, and the reason we undertake it is that the yields are very high if we can get it approved, and in the meantime, there's very little risk because unlike a ground up development where you may have to buy a piece of land and hold for long periods with no cash flow, these properties of cash flow is just fine. And so it's just investing in time capital from our team (ph).

DAVE HENRY: David, one of my personal favorite redevelopment projects that you oversee is the Factoria Mall. Can you describe that a little bit for us?

DAVID LUKE: Sure. In fact, Factoria Mall in Bellevue, Washington, the property we bought about a year-and-a-half ago is a - is a classic 1970's, late 60's interior mall. It does not have the high-end regional mall tenants. It has more of a discount tenancy list. And I would probably summarize it by saying it's an A plus property, an A plus location and an A minus, B plus asset. In others words, there are a few things that are holding back a property from really being a five-star.

One of those is a site plan. A site plan is right up against an intersection of two major highways. It has a tremendously good visibility but the circulation within the site is poor, and because of that, certain retailers have had low sales historically while other ones with better visibility and access have had very strong sales.

The second is a retail mix itself. When we acquired the property, two of the major anchors comprising of 150,000 square feet were really struggling failing concepts. So our strategy for turning the asset around is fairly simple. We have spent at least a year now working with the city government and local community groups to try and entitle and change the site plan.

From a financial perspective, consider the following regarding that property. The first is, we have negotiated termination agreements with 150,000 square feet of anchors. The average rent is around 20 percent of what the current market value is on those - on those spaces. Secondly, we're in for entitlements on additional 150,000 square feet of added retail square footage, and we're in for entitlements on 450 housing units that all plays in the back corner of the property that was underused even as a parking field.

Simply, the sale of the residential units that will get entitled will reduce our acquisition bases by 15 percent, and over our whole period, we expect the NOI to double. So it's an exciting project. It will be a couple more years before we really get through the entire construction project, but at this point, we're excited to have a stabilized five-star asset in the market.

DAVE HENRY: Great. Tom, you might comment on our institutional partners, how they can benefit from David and his team's expertise on redevelopment.

TOM CAPUTO: So I think having a dedicated Redevelopment Team is one of the highlights for our joint venture partners because when we're buying an asset, whether it's a one-off (ph), or a portfolio, or a merger like Price Legacy, for instance, we have the Redevelopment Team go through the entire portfolio and look to see if there's an ability to create any density.

One of the properties that we purchased from Price Legacy in the merger is a Costco anchor center (ph) located very close to Reagan National Airport across from the Pentagon City Mill, which is anchored by Nordstrom, Macy's and Ritz Carlton, normally not someone you think as an anchor.

Costco is extremely successful at this location, because the nearest Costco is probably 10 or 15 miles away and the density in that area is incredible. The strange thing about this property is we're the only low-rise property in the area. Everything else is either office, high rise apartments or this multi-level shopping center.

So our redevelopment team came in and identified these opportunities to develop about 500,000 square feet of high rise office space in two towers. And we're well down the road there in terms of entitlements on the office space, which will be an incredible incremental addition to value through that joint venture.

And then turning back to Mid-Atlantic REIT, which is a company that we bought in 2003, that was a variety of high quality assets, but also some value-added opportunities, and our development team in the Mid-Atlantic region has harvested a lot of value-added opportunities there by recapturing junior (ph) boxes and building, in one case, a brand new state-of-the-art 72,000 supermarket. And then in another case, just simply out-rating the retailer who was underperforming, a supermarket anchor center that we owned in Columbia, Maryland. The supermarket just wasn't renovating, wasn't the right size, wasn't performing and they ran out of all of their options on June 30th of this year. And their building is now torn down and the (INAUDIBLE) will be constructed on that site. So that's just a couple of examples as to how our redevelopment team can enhance value to our joint ventures.

DAVE HENRY: Howard, we've commented how we've improved the quality of our portfolio by not only acquiring properties but disposing of properties. Can you comment on some of the disposition activities in the West region?

HOWARD OVERTON: Certainly. We're focused out west on executing the disposition plan as we (INAUDIBLE) acquisition effort. We've recently over the last 12 months sold eight properties, a handful of which came out of the existing KIMCO portfolio and another portion that came from a portfolio acquisition similar to the Pan Pacific transaction where we targeted some non-core assets immediately for disposition.

We totaled about $90 million of sales in non-core properties, we continue to always look at our portfolio for opportunities for disposition and candidates that we should list for sale. And we believe that combining that with the acquisition strategy and executing on both will provide us with that what we've called the "Dream Portfolio". And out west, I think we'll soon will be the "Reality Portfolio".

DAVE HENRY: Great. David, are there still redevelopment opportunities within our own portfolio?

DAVID LUKE: I believe there are. We are certainly enthusiastic about it. I wouldn't be sitting here if we didn't think there was an opportunity.

DAVE HENRY:  And I wouldn't be asking that question.

DAVID LUKE: From a developer's perspective, we own a thousand properties, if you multiply that times how many acres per property, we have a tremendous land bank. And the properties that we own provides my group with a constant stream of opportunities and possibilities.

Mark Twain once said, buy land that's not making it a long time ago. And from my perspective and certainly the view of my team is that we've got a tremendous amount of properties that will eventually become available for redevelopment. Some properties we're looking at five, seven, 10 years out knowing that there's an anchor that expires in a very high demand area and we've got that on our pipeline knowing that that's an asset for years out.

So in terms of how much is left, there's a lot left, and as long as we have this pipeline of land, it makes it much easier to hire talent and to get the best talent to work on those products.

DAVE HENRY: Great. Tom, as a final question, what do you see out there in terms of investor appetite for further acquisitions?

TOM CAPUTO: Well, Dave, you and I spent a lot of time talking to potential investors, and I think of - I think back to the beginning of the summer, when we announced Pan Pacific and we were working on Crowe (ph) but couldn't disclose it, and we met with this investor and we referred to Pan Pacific as the whale, and Crowe (ph) not (ph) identified as the baby whale. And the investor said to us, well, just let us know when one of those baby whales goes swimming by again. We really would like to add it to our program.

So I think that most of our existing joint venture partners would like to do more with us and will be doing more with us in the very near future. And we have a host of new opportunities out there for investors who would like to do more with us as well and would like to join with us and are coming (ph) back to the program.

DAVE HENRY:  Thank you, panelists.

UNKNOWN MALE #6: We've never really looked for an equity partner. Until our relationship with KIMCO, it was our first time to ever deal with a public company on an equity project. And Dave and I sat in my office, and on the back of an envelope designed a deal and that was the deal.

It was a fairly large transaction. We bought well over a million square feet, and we closed about three months later.

KIMCO's stunning in speed, flexibility and reliability and certainty to close, and that's just a wonderful relationship to have.

UNKNOWN MALE #7: KIMCO looked (ph) at in the retail business, and more specifically in REIT business (INAUDIBLE) the best (INAUDIBLE). We started with KIMCO at zero in 2001. We've acquired over $800 million of assets in the U.S. since that time. In addition, we started a venture with KIMCO in Mexico where we have eight shopping centers either under development, in lease up, or stabilization (ph). It's a 1.150 billion in total assets under management by GE and KIMCO, and dollars invested over a five-and-a-half year period. That's a pretty impressive record.

Words aren't enough to express, you know, the things that I've learned from the KIMCO's senior team and even junior team that is so well (INAUDIBLE) the operations of retail real estate. KIMCO is a large organization that has an entrepreneurial fabric that is woven in and around it that is and very valuable to us, because that brings the (INAUDIBLE) that brings the creativity, that brings the agility to work in today's market with speed which is really required.

DAVE HENRY: Our last panel is our international business panel, with the business leaders from Canada, Mexico and Puerto Rico.

Beginning in 2001, KIMCO identified opportunities to expand internationally, following many of the existing U.S. tenants into both Canada and Mexico. In addition to leveraging existing tenant relationships, KIMCO has been able to take advantage of higher yields, limited competition and strong local partners to build a large and profitable portfolio of retail properties in other countries. These international markets continue to be an excellent source of future growth for our company.

Our first panelist, Ed Boomer, is our business leader in Canada. He joined KIMCO in 2003 after spending nine years with GE Real Estate in Toronto. Ed has extensive experience in Canada working for GE on both real estate debt and equity transactions.

Richard Elwood (ph) is our Managing Director of our Mexico operation and has been with KIMCO approximately four years. He was born and raised in Mexico and spent 14 years with HAB (ph), a large Texas base grocery store operator. HAB
(ph) extended into Mexico in 1996, and Richard led the company's development program in Mexico. HAB (ph) now has 25 stores in Mexico with 5,000 employees.

Tony Eslatado (ph), our Puerto Rico Managing Director was born and raised in Puerto Rico and also comes to us from GE Real Estate. Tony spent 15 years with GE with real estate responsibilities and tax exempt bonds, section 42 housing and property underwriting and acquisitions. Again, we'll start with a brief overview from each of our panelists. Ed.

ED BOOMER, CANADA BUSINESS LEADER, KIMCO: (INAUDIBLE) with this format is that I get to come down and talk to all Canada, which I'm passionate about, and I think it's one of the hidden gems that's out there in the international community. It makes sense for KIMCO to be in Canada for a number of years, and you can the stats on the board. I'll just give you a macro feel for Canada.

There's 32.5 million people in Canada and it's growing by about one percent a year largely through immigration. It takes in - the City of Toronto alone is growing by over 100,000 net people annually, which is startling. This 32 million people are spread in over five or six different urban areas with concentration in almost all of which are growing. You can see that it's the 11th largest economy in the world, and I'm not sure people realize that, but a more compelling figure about Canada is that, and it's sad it isn't there any longer, but it's the fifth most efficient workplace in the world.

And so just - the first point is just that it is a great economy and opportunity for KIMCO to move into another area. But the second is, it has tremendous economic, political and social safety that has a triple down effect on your businesses. It's landlord friendly, it's creditor friendly, there's a very stable legal system, very stable political system, and importantly, there's a very stable social economics safety net in Canada.

So when you see dips and pitfalls in other economies around the world, you tend not to see them in Canada. For instance, I was (INAUDIBLE) a couple of days ago that it improved consumer spending, for instance, which I know we're all watching closely, falls off in other areas of the world, tended not to fall off as dramatically in Canada simply because the danger of unemployment and other difficult things that happened to people aren't just dramatic in Canada. And so it tends to plow (ph) along without (ph) feeling (ph) these dips. You can see the slides, there's the 6.4 percent unemployment rate which is the lowest in 30 years, which again highlights the stability of the economy.

Interestingly and from KIMCO's perspective right now, there's some interest rate and cap rate arbitrage. I think our five-year (INAUDIBLE) Canada rate is about 75 basis points lower than that in the U.S., which provides some opportunity. And for a long time, there was some cap rate arbitrage and there still is some, but it's not as dramatic as it was for instance five years ago when we compiled the RioCan Portfolio.

And that cap rate compression has driven us into other highlights that highlights another valuable characteristic in Canada. And as we've moved from being able to buy stabilized properties at a nine-and-a-half or 10 cap rate, which that market seems to have largely evaporated, we've moved into a fair bit of development and redevelopment de-malling type ventures. And the characteristic of the Canadian economy (INAUDIBLE) that it's very difficult to get through what you call the entitlement process, the zoning process of those tremendous barriers to entry, which gives us through our partnership structure, a three and four-year head start option (ph) in these development projects.

So what have we done since 2001? We've compiled a portfolio that's put a 150 properties and 14 million square feet, invested about $470 million in transactions in Canada, primarily in a preferred equity structure that was described by JoAnn. But we have done a variety of other things. Interestingly we have preferred equity deals with partners that we've done balance sheet restructurings with as well. So we've moved into a variety of areas, and we have a couple of secured credit facilities which don't look that glamorous to you necessarily, but there's an equity piece to it where we've got some options that are in the money and very deeply into the money in a number of instances.

So that's what we've been doing in Canada.

DAVE HENRY: Thanks, Ed. And by the way, it's coincidental that many of our business leaders come from GE. Richard.

RICHARD ELWOOD (ph), MANAGING DIRECTOR MEXICO, KIMCO: Thank you, Dave. Buenos Dias to everybody.

I'm going to talk a little bit about Mexico. It's a wonderful country. Today Mexico is the 11th most populist and the 12th largest economy in the world. Mexico has a population of 106 (ph) million people and is growing at 1.2 percent on an annual basis and has a (INAUDIBLE) middle class. Mexico is a very young country. Today, 50 percent of the people are under 20 years of age.

The country has also had very compelling macro and micro economics. Mexico has over two decades of positive structural reform under its belt. Its trade, it's reaping the benefits of NAFCA (ph), it has very sound monetary and fiscal policies which have resulted in historical low interest rates very stable currency and stable inflation rates.

In our environment of retail, it's fascinating to see that in 1999, Wal-Mart executed and implemented their every day low price program in Mexico virtually impossible to do profitably in an inflationary economy. Mexico also has an underserved retail market. The square feet per capita in Mexico is only four percent of the United States, and formal retail, which we're used to and accustomed to in the United States, controls only 50 percent of the potential.

Retailers are also helping us by leading the way and we're following the retailers. Wal-Mart will open 120 units in Mexico this year alone. The number two grocery retailer, Soriana, is opening 38 units throughout the country. Wal-Mart in its report states that it has identified over 371 markets where there are little or no retailing in a formal sense occurring in those markets. So Wal-Mart has an aggressive growth program.

The fundamentals of our shopping center business are very attractive when we compare them to the United States and other developed countries. First, the returns are higher. Second, the scales are tipped more favorably to the landlord in Mexico. Some examples, we don't pay any tenant allowances to our tenants. We have built in inflation adjustments in our lease agreements that provide over 20 years built in increments. And we have shorter terms, hence we can raise rents a lot easier over time. And, from the anchors, we still today get percentage rent break points over natural break points, much different than the United States.

Lastly, KIMCO, one of the best owners and operators of shopping centers in the United States, is using its expertise and its relationships one, to provide know-how in a young developing real estate market and two, leveraging its relationship with retailers to get the deals. And we are a friendly face to the U.S. retailers doing business in Mexico and those to come.

About our portfolio, we own interest in 23 shopping centers in Mexico, totaling six million square feet. We have 17 projects today in our pipeline of closing. We're one of the largest donors of shopping centers in Mexico today. Our stabilized assets are returning from 12 to 16 percent on cost, and our first (INAUDIBLE) advantage in Mexico having been there over four years, is allowing us to be the go to - go to company for retailers and developers in Mexico.

DAVE HENRY:  Thank you, Richard.

Tony, tell us about Puerto Rico.

TONY ESLATADO (ph), PUERTO RICO MANAGING DIRECTOR, KIMCO: Buenos Dias
(INAUDIBLE).

Why Puerto Rico? Puerto Rico is a high demand market that is driven by a four million population and is 100 by 35 miles island. Coupled that with a consumption oriented culture and you get a great environment for retail.

We also have limited supply, limited land and there's also a difficult permitting process. That, together with a stable economy, we have seen about a
2.4 percent growth over the last three years and we are the number one (INAUDIBLE) from (INAUDIBLE) in the world.

The opportunity for retail in Puerto Rico is tremendous. We have about seven square feet in capita verses 20 in the United States. We have a long list of retailers wanting to go into the market, but because of high occupancy, there's no space for them to go into that market.

That demonstrated - the real estate market has demonstrated the strength by just looking at store sales on some of the retailers, JC Penny's, K-Mart's, Wallgreen's among others have (INAUDIBLE) store sales located in Puerto Rico.

We recently entered the market in Puerto Rico back in March 2006. We acquired seven properties, about 2.1 million square feet, and we currently own about seven percent a share of the 31 million square feet (INAUDIBLE) market (ph). We're going to increase our penetration by two things, dedicated resources. I was born and raised in Puerto Rico. After 20 years in the United States, I just relocated down there. We're going to - I'm actively seeking local partners to start bringing some of the breadth of products that KIMCO provides into the new market.

DAVE HENRY:  Thanks, Tony.

Ed, we started in Canada in 2001, outright buying properties at relatively high cap rates. Where do you see the opportunities today?

ED BOOMER: Well, since 2001, our strategy was to expand the partner base that we utilize in Canada, and the slide went by that said we have eight preferred equity partners in Canada. Now what we've managed to do was give great geographic disperse all of those partners. We have a partner who lives and works in Alberta and BC. We have partners that work in the maritime province, Ontario and Quebec, and they know that their local (ph) market is tremendously well.

So we now have people on the ground in every region in Canada, and I would suggest to you there's not a major deal that goes by in Canada that we don't hear about. And so for the future, we'll continue to be (INAUDIBLE) I think JoAnn said that 85 percent of our customers are repeat customers. And of those eight partners, I don't think one has not brought us a second deal, and some of them were up to four and five. So we will see every deal in Canada.

On a macro level, the real estate world has changed as it has changed in many areas. It's difficult for us to buy stabilized assets, of course - the returns don't seem accretive to the shareholders. And so we are doing different things like looking at development, as I said before, and some redevelopment opportunities where the yields are higher. And again, who would know those assets better than these partners who are in this partnership structure. Although I said that you can't tell a Vancouver who lives there every day and drives past these sites. And so, they will help us build out portfolio on an going basis, and so far, they've been fairly successful in feeding our pipeline.

DAVE HENRY: What advantages do we have in trying to generate new business in Canada?

ED BOOMER: Well, we have a number of advantages. Canada is characterized by a tremendous amount of capital. There's a huge pension fund group that will just drive you into the ground with their money if they can. And you have to distinguish yourself, and what (INAUDIBLE) do it in two ways. One is, that we aren't just the capital provider in Canada. We have expertise, we are operators. And that strikes a chord with all of these local operators when they call you with an issue with a tenant, or a tenant dynamic, or a clothing dynamic as JoAnn spoke about, we get it. We're not just building a model in an office tower. We get it. We're able to react very quickly to it and we've seen it before. That strikes a real chord and a real affinity with our partners.

The second part is that we (INAUDIBLE) very fast. I think Joel (ph) is up on the screen telling everyone how striking (ph) we are in our quickness, and we are. It's very rare that we can't get an answer back to our partner in 24 or 48 hours.

So between that affinity, and the speed, and - because it matches the speed they have to work at. We've been able to distinguish ourselves and it's reflective in the repeat business and the new opportunities we're getting in Canada.

DAVE HENRY: Richard (ph), tell the audience a little bit about how we've evolved in Canada - I'm sorry, in Mexico.

RICHARD ELWOOD (ph):  Absolutely.

We entered Mexico in 2002 with the acquisition of two HEB (ph) anchored shopping centers in Northern Mexico. Since then we've developed a considerable amount of traction throughout the country. Today we're proud to say we have 13 various development partners throughout the country who are geographically dispersed and specialty. And we also have great relationships with partners that have strong tenant relationships as well with bringing this opportunity.

We've also brought with us and developed strong relationships with the retailers. Home Depot, for example, our number tenant on our portfolio calls on KIMCO from the U.S. to help them with projects in Mexico as does HEB (ph), whom we have a very strong relationship with and even Wal-Mart Mexico as well calls on us to help them.

So, today we're proud to have a great number of partners, a large pipeline with advanced (INAUDIBLE) throughout their country. Excuse me.

DAVE HENRY: Can you point out some of the differences between retail in Mexico and retail in the U.S.?

RICHARD ELWOOD (ph):  Absolutely.

I start out by maybe perhaps highlighting some differences in the consumer part of the market. Food sales in Mexico represent about 40 percent of total retail sales. In the United States, they only represent slightly below 20 percent. The shopping trip is still an event in Mexico. It's a family event with an average household size in the country of over 4.2 per household, you have large families. So when the household goes to shop, they take the whole family. So there are more frequent trips.

Some of the socioeconomic levels in Mexico spend roughly 80 percent of their disposable income in retail shopping center sales. So the amount of money they spend is very important, much different than the United States. Hence, our shopping centers are a hybrid I would say of a U.S. center and perhaps a European center. They're typically enclosed. There's a grocery anchor, typically a hyper market, large big bucks supermarket. And a theatre perhaps on one end, and then a mix of medium and large size sub-anchors and small tenants throughout.

Wal-Mart, for example, has taken a 180 degree turn in Mexico just recently. They were building three standing super center stores in Mexico. The leader of the company went to (INAUDIBLE) and said, we - in our stores where we're in a shopping center with the theatre and with other tenants around us, our sales volume is 32 percent higher than an enclosed shopping center.

So they're a bit different, a lot of customers. But weekend trips to the shopping centers. It's very exciting.

DAVE HENRY: Great. Tony (ph), basically the same question, can you contrast retail in Puerto Rico verses the U.S.?

TONY ESLATADO (ph): Retail in Puerto Rico, the form is very close to the U.S. format from the standpoint of you have your strong U.S. retailer as an anchor. But the winning part of the equation is how you mix your local - your local tenants into the center. You need to have the local flair in the center in order to have a successful center. Specifically in a neighborhood, you're trying to serve a specific market, you got to make sure you put the correct tenant, local tenant in that center in order to compliment the large reach of the - of the anchor.

DAVE HENRY: Given that Puerto Rico is an island, is still there room for us to grow there?

TONY ESLATADO (ph): Well, there is a lot of room to grow if you really think about it from the standpoint, we want it and we have a seven percent share of the market right now. But the opportunity comes with the new products and the local partners that we are going to - I'm actually seeking right now. I'm looking to bring preferred (ph) equity and start looking for those centers that are neighborhood oriented and is KIMCO does best. I'm going to try to bring the strength of KIMCO to the local partners. Just as (INAUDIBLE) has been said before, some of the benefits that they're seeing is, well, the strength of KIMCO, the relationship with tenants, their long list of tenants that want to come to Puerto Rico but they can't sign (INAUDIBLE). And we have a laundry list of (INAUDIBLE) our capabilities, and we're just trying to identify, what is the space that we can bring up those new tenants into the (INAUDIBLE)?

DAVE HENRY: Ed, we recently closed on a very large development project in Montreal. Can you tell us a little bit about it?

ED BOOMER: I'd love to tell you about it. I'm like a proud father for this deal. We recently closed a deal in Montreal that came to us about 18 months ago from a group called Cherokee, and Cherokee Business Fund. (INAUDIBLE) in the U.S., there's been over 300 deals in the U.S. But their business plan is to take ground field (ph) type sites, usually formerly occupied by a fortune 500 company or something like that, and remediate them often (ph) in conjunction with the former owner of the property. And then redeveloped (INAUDIBLE) use (ph).

And there's a personal (ph) (INAUDIBLE) in the intersection of two major highways in Montreal that was formerly owned by GM. They built Camero's there. And Cherokee bought it, remediated the land, insured off the risk and all of that sort of stuff and then came looking for an equity partner about 18 months ago. And we worked hard to get into a deal where at the last round, and on the Friday night before a long weekend, we were told that they were going to go with another institution, a notoriously different institution. And I told the broker, who I know very well, I said, you know, you'll be back. I won't put anything away.

That deal ultimately failed, and a year later, they came back and said, would you still do it? And we agreed that we would revisit it.

So we had since closed that deal. It's a tremendous opportunity for us, but the real estate it's a 1.4 million square foot development that's anchored by Costco and (INAUDIBLE) which is a very powerful brochure (ph) in Canada. The brick - we were able to structure what I think is a tremendous deal we have. We have cost guarantees below I think nine percent threshold. They pay 100 percent of the cost. And it's extremely well structured. By the time we go into the deal, there was a significant pre-leasing done and a significant amount of the infrastructure work was done, as we all know, is a tremendous risk. It'll take about 30 months to complete. We have had some tenants opened already so we should be getting some people (ph) coming back to our June (ph). So, I think - and it's had a tremendous profile in Canada, so it's a deal that I'm thrilled about.

DAVE HENRY: Terrific. Richard (ph), Guadalajara is the second largest city in Mexico, and we've been particularly active there. Can you make a comment or two on that?

RICHARD ELWOOD (ph): Absolutely, Guadalajara is a great study to see the potential for Mexico. Our friends at ATV have asked us to help them expand in that city, and they shared an interesting fact with us in the City of Guadalajara. Roughly four million people, the second largest city in the country. It only has 50 formal grocery stores in the entire city. Compare that to Monterey, the third largest city in Mexico, with roughly 3.4 million with 100 formal grocery stores in the country. So the opportunities from the viewpoint of the retailer are fantastic. And it's a great study.

In Guadalajara, we have two terrific projects that are coming out of the ground in Guadalajara. One is our central sewer project. It's about 500,000 square foot Wal-Mart Super Center anchor project, theatres. In all of the major national tenants in Mexico are coming in the project. It's very exciting; it'll open in December. We have another project that we fought very hard for. It's a Motorola project, which is in a middle high income part of the (INAUDIBLE). Land is very hard to get in Mexico, so we were able to secure probably the best location in that part of town, and we have over 600,000 square feet coming out of the ground.

And the exciting thing for us right now in that project, is that we have two of the top grocery anchors in the country and most of the other (INAUDIBLE) two of the major grocery anchors are fighting over this site. So we're having to - we have a great problem. We're trying to decide which one - which one to take.

So Guadalajara is a great city. It's only an example of the opportunities we see throughout the country.

DAVE HENRY: Terrific. Tony (ph), as a final question for you, can you comment on the protocol climate in Puerto Rico today?

TONY ESLATADO (ph): Yes. Back in May, there was a political debate in Puerto Rico that brought - created a government shutdown all around tax reform. Basically today that's all behind us. Everybody in Puerto Rico is really focused on the (INAUDIBLE) of the new sales tax that's going to be implemented on November 15th. And I really believe and the government really believes that this is the way that we're going to be able to sustain the (INAUDIBLE) that I referred to in my presentation.

And going forward, after November 16th, the implementation on the sales tax, we should be able to push forward, and I think there's going to be great opportunities for investments - real estate investments in Puerto Rico for a long time.

DAVE HENRY: Thank you, panelists.

As Scott mentioned, we'll take questions at the very end of the presentation. And now I'd like to introduce Milton Cooper for his comments.

MILTON COOPER: Thanks, Dave. Now, I must make a confession, I was not happy with the expense of this investor meeting, and I try to avoid the version of time
(ph) making money, but I really enjoyed listening and watching the team, and now you know why I feel so young and energetic watching and listening to them and being with them.

There were a few KIMCO, very important KIMCO people who were not on the video or on the panel that are here and I mention them. We have wonderful Bruce Rubenstein, wonderful Glen Carl (ph), Ed Setamen (ph), Mike Nelson, and Dan Slattery. They're a fabulous part of the team. We also have some directors, good friend Dick Gooley (ph), Richard Salsman (ph) and my friend and partner of close to 50 (ph) years, Marty Temo (ph). We also have present, my friend and partner, for over 56 years, my wife, Shirley Cooper. So with that, now permit me to spend just a few minutes discussing the three principle businesses we have, our shopping center ownership, our investment management business, and the opportunistic businesses.

First, our shopping center ownership, one of my earlier dreams was to be a land (INAUDIBLE), but there were two obstacles that were impossible for me to overcome, money to acquire land and money to carry the land. Land and cows have to be fed.

Now KIMCO overcame these obstacles by developing open air centers and the tenants leases were the source of financing to buy the land, and with the source of cash float and service to debt to pay the expenses and have a cash flow. What a neat way to own commercial land on major (INAUDIBLE) throughout the United States.

Now KIMCO now, who's ownership of shopping center interest, has over 500 million square feet of land. Now the land is incumbent and the press in many cases with those tenant leases, but it's the form of security from the long range point of view that really will produce stability and an income stream.

Now I love our shopping center portfolio. I love that our portfolio has over 300 unencumbered properties, highly marketable, highly financeable, highly liquid. And just permit me a sidebar on that unencumbered properties.

I believe unencumbered properties are worth more and have greater value than a property that is subject to a fixed rate first mortgage. People may have missed that in our evaluation.

First, there were buyers who want to own free and clear. There are buyers who want 80 percent leverage, 70 percent leverage, 60 percent, 50 percent. And the mall buyers the great demand and price is a function of supply and demand, so the value is greater. And as a separate sidebar, I think on July 5th, the 10-year treasury was July 26th, I think now it's 455, the decline in interest rate creates greater value on an unencumbered property. So much my side bar.

I love that our shopping centers have had steady same-store growth and I think it will continue. I love that the properties are geographically diverse, (INAUDIBLE) diverse and no single property

(AUDIO GAP)

DAVE HENRY: We have announced that previously that we've approved our first transaction in Chile, and we'll be closing on a joint venture in Chile with four shopping centers in Santiago probably in December. Chile for us represents a very logical next step for us. It's a very stable country. It's got 50 million people. It's actually got a higher investment grade rating than Mexico. Very similar to Mexico in terms of opportunity for more of our style open air shopping centers to be developed in Chile. We've identified a good partner in Chile that we'll be trying to grow with.

There are other countries in South America and Central America that represents attractive opportunities for us to look at, and I think that's probably where you'll see us expand in due course. Each one of these investments are done after a careful study of the country and the political risk, and we do a very thorough business plan, which we take to investment committee and all of us sign off on our approach to that country.

UNKNOWN FEMALE #1: Also, is KIMCO looking at the End Win (ph) retail real estate portfolio, if you could comment on that transaction.

ED BOOMER:  I think we, like many people, are looking at that transaction.

SCOTT CROWE, UBS: Hi, this is Scott Crowe at UBS. I got a question for Milton, how do you incentivize your people to take advantage of the synergies across the different business groups? I mean, how is the acquisition (INAUDIBLE) incentivize to help prevent equity (INAUDIBLE) which ultimately go throughout the (INAUDIBLE) of the (INAUDIBLE)?

MILTON COOPER: That's a very good question, and it's something that I keep thinking about, and revisiting, and talked to our board about. Thus far, the incentives - 75 percent of our compensation has been in stock options. We've had a reluctance that have separate incentives based on separate accomplishments. I'm not sure we're revisiting it. But thus far, with stop options have been wonderful, reward ,et cetera. I have cause - concern that we may have the time when the - no matter how well we do, and achieving double digit multiples can (INAUDIBLE) interest rates rise.

So your question, Scott, is right on and we've been thinking about that, what we can do from a point of view of keeping the spirit (ph) in addition to a culture that people could be proud of - people have to make money. And it's something that we're giving a great deal of thought about. That's far two (ph) stock options.

JOHN PERRY: Good morning. John Perry (INAUDIBLE) and Capital, with the cheap cost of capital per private enterprise and the low financing cost, we're seeing a lot of public to private mergers and acquisitions in the REIT sector. Milton, could you comment as you see no the pluses and minuses of the public company format?

MILTON COOPER: Well, at this point in time, the private equity groups have an awful lot going for them. First, before we get to the cost of money and the ability to lever, every public company, I think senior management has to spend 25 percent of their time because they're public. Look at this, the expense, the time, et cetera. In addition, decisions are made as a public company that you wouldn't make if you were private. In the Albertson's case, just as an example, I know it's not real estate. Albertson has 661 stores, 125 of them were losers, I mean over 100 million of loses. They should've been closed and a public company just couldn't take the losses. A private company can.

So that the amount - so you have that background and also, in the public markets today, Sarbanes-Oxley is a difficult compliance issue, expensive. Compensation is a (INAUDIBLE) term. So that the tendency for (INAUDIBLE) companies could wrap it up is there. It won't happen with us because we will never be negotiating with our shareholders or our partners, so that it's something that we would not never do voluntarily. But I can see many companies who will be very seductive. And the amount of money available, drowning in liquidity in the institutions, the amount of capital. So I think you're going to see probably more public to private.

I don't know if I've answered your question, but that's how I see it.

DAVID HARRIS: Yes, David Harris, I have a couple of questions for Mike (INAUDIBLE) on joint ventures. Mike (ph), could you give us an idea of what the returns investors are looking for on the levered and unlevered basis?

And my second of the question is, when you structure these deals today, is it possibly to incorporate wording whereby you can harvest the promote before the end of the structure?

MIKE (ph): In terms of the investor return, it really does go across the board, and a lot will depend on the particular institution or the fiduciary that we are doing business with and what their investor returns are.

As a general trend, and I use the word "general" very carefully, is the high single digit return is where most of the institutions are looking to find their returns before they're willing to share or participate in an balance or profit participation to us.

Our returns, because of the fee structure that Tom talked about, are going to be over double digits because of leveraging the fees and our already investment.

But that is a general rule that's kind of where we were, and obviously it was a lot higher back in 2001.

In terms of your question about realizing the promotes beforehand, again, using a general statement, we have two types of participation generally on excess cash flow on a current basis and on residual profits when properties are disposed of. More often than not, on both portfolios or joint venture programs where we have multiple properties, it's generally a cross pool so that we won't receive our promotes until there is a significant amount of investor - of disposition activity. And that's again (ph) been a general rule so far.

So our, you know, if there is a situation where we want to go into individual property analysis of a particular property that was disposed of and looked to obtain some promotes ahead of time, I don't think that would be out of the question if we wanted to bring that up with our partners.

SCOTT CRAIG (ph): Hi - Scott Craig (ph) for (INAUDIBLE). Mike (ph), a question for you, you gave an estimate of about 550 million of EBITDA in 211 (ph) from the investment management and the operating businesses. How should we think about how much of that is likely to come from your interest in real estate assets, how much from recurring fees, and how much from one-time or transactional fees.

MIKE: In terms of the investment management business, I'm thinking somewhere in the 80 to 85 percent range of the dollars that you see projected for the investment management program will be the combination of what I would call our recurring fee base, which is the general property management fees and leasing commissions and things like that, as well as our economic interest, our minority position in each of those institutional programs.

With respect to the operating businesses, which was the combination of those four - those four business units, that's a little bit tougher one to handicap in terms of how much is recurring. But I think if you look at, say the preferred equity business and the KIMCO developer's business in merchant building, I realize it's transactional oriented particularly the KBI business. But I think as a general matter, we see a great degree of visibility in at least 75 to 80 percent of the dollars that we are looking for from those business lines to be achieveable. Achieveable because it's either current cash flow on the investment in the case of preferred equity, or in the case of Jerry's, business, that a sufficient number of projects are underway and are near completion, and because of the market to be able to dispose of properties, and we feel very comfortable that we can deliver and recycle projects.

The most variable, admittedly is going to be on the retailer services side because that is, I think, the most opportunistic business of all where we're putting money in for major development and recapitalizing retailers, and that may be a two or three-year timeframe where we're not going to get any profitability, and we expect that, but looking for the payback at the end.

CRAIG SCHMIDT, MERRILL LYNCH: Craig Schmidt, Merrill Lynch, in hearing your presentation on - the panel on Mexico and Puerto Rico was interesting. You sort of used a gap analysis serving an uncaptured need. Here in the inner cities of the United States, are relatively understored (ph) for supermarkets and major
(ph) department (ph) stores. Is that a potential area for development opportunity for you as well?

TONY ESLATADO (ph): It is, and we have just one example we bought in Metropolitan, New York, in the burrows (ph) I think eight (INAUDIBLE) all with leases that have less than eight years to go. Almost every one of those would be a major redevelopment within the burrows (ph) and will be a change. It's a wonderful market. Very tough to be able to get it, but if I had my brothers
(ph), that's where I would put our money in redevelopment. We will try to do it by acquiring properties where leases were buried (ph) off, other than that it's very tough to do.

GREG ANDREWS, GREEN STREET ADVISORS: Greg Andrews of Green Street Advisors, Mike, with the addition of revenues from these other sources, investment management fees and the opportunistic businesses, at what point do you run into any constraints imposed by (INAUDIBLE)?

MIKE (ph): The issue, Greg, is that with respect to taxable REIT subsidiary activities that you have a certain limit on the amount of your investment in those - in those activities relative to your total balance sheet. But it is a net investment exercise, so that's the extent that the individual investment itself is leveraged. It's only the company's investment on a relative fair value basis.

So whereas, that constraint or restriction is always something we keep track of and monitor. We feel that relative to the absolute growth of the company, that we can manage that. Also, the other thing I'd point out if it's certain of the activities even though we put them in institutional, management or operating businesses, many of the flow and income from those activities are, for a lack of a better term, good read assets.

For example, is the Preferred Equity Business, they have been structured such that the flows coming from our investments are considered for tax purposes and read purposes, a partnership interest.

So the underlying income is good income. Certain of the deals that Ray does where he's providing debt capital to retailers. We structure as the first mortgage loan, and generally, those transactions if they're secured by real estate, are good read assets.

So, it's an exercise that we're always mindful in trying to keep the right balance. But with the absolute growth of KIMCO's generic portfolio base and our proportionate interest in joint ventures, preferred equity and things of that nature, the denominator, so to speak, for that compliance, I think is very manageable.

GREG (ph): Hi, Mike (ph), a question for Milton, the JV business, the investment management business is clearly, you know, a very big goal for the company. It's a great business when things are going well as they have. How do you think about the business in terms of concerns in the future if things aren't going quite so smoothly? Is that an issue in your mind?

MILTON (ph): It is, but let's analyze it. In - first, from the point of view of the investment management business, the need for a good manager with skin (ph) in the game is far greater than times are tough. And when times are wonderful and retails expand and rents are growing, when times are tough, probably the need is greater. So that I don't view if there were a downturn that it would've affect the demand.

Now, we've said that they could be changes in the cycle. If there's a substantial downturn and there's (ph) been (ph) capital constraints and there are wonderful investment opportunities for our own balance sheet, we might look again at our strategy and do what we do to 91 and 92 to invest our own balance sheet. That's the flexibility we have to keep.

But I don't see - I see in many ways, the (INAUDIBLE) might be all (ph) (INAUDIBLE) with respect to not only managing joint ventures with respect to what we can do with capital, and what we can do with our veteran position and bankruptcy business.

DAVE HENRY: I think it's also worth commenting, Greg (ph), that the number of different joint ventures and the product offerings we have with those joint venture partners is now a full reach (ph) of activities. For instance, we now have a Mexican Land Fund. These are long-term patient investors that are going to look at sites in Mexico but are not this next year but five years ahead. We have an investor that would like us to help them buy shopping centers in low to moderate income census tracked areas to help them meet their community reinvestment needs. So, for instance, that's more of a long-term play.

We have joint ventures in other international areas, so as we expand those product offerings, I think we'll be less vulnerable to a specific downturn in the U.S. in a specific property type or category center.

NED OSTER (ph), MORGAN STANLEY: Ned Oster (ph) from Morgan Stanley. I guess I saw growth in the REIT industry thinking perhaps naively that ownership will start to consolidate in the hands of the public players. We talked about some of the private pieces.

What seems to be a more important trend that you highlighted (INAUDIBLE) these long term trends, that the JPP's obviously present this model where public owners or real estate own (INAUDIBLE) interest in our money managers.

I guess I have two questions. One, is that it? Is that how ownership in shopping center real estate is really going to consolidate in your mind over the next five, 10, 15 years, sort of public money managers? And two, I think I guess interesting trend to overlay on that is what appears to be a very significant decline in the Define Benefit Pension Plans. And how do you see sort of reconcile a business when it seems very dependent on that source of capital for growth and what appears to be an acceleration in the decline in that source of capital.

MILTON COOPER: Well, let's first start with why the joint ventures? Fundamentally any public company has to take the money that investors and shareholders trusted with, an invested with sprint.

Reality, whether the demand for real estate, the way it is today, we cannot (INAUDIBLE) yield on, invest our capital in shopping centers today. There may be some extensions, but buy and large, we can't - because we can't deliver the returns as a public company. So we can't sit on our hands and do nothing, so the resolution is to add the investment which may be anemic for us but adequate for (INAUDIBLE) trust (ph) with our cost per capital, and have added to that, the fees that set this so that we can get the return.

So that - how long that will last? I don't know. But while we're in that phase, we really have almost tomorrow imperative to our shareholders, to function that way.

What was the second thought?

NED OSTER (ph): Well, I think that - comment on the pension trust, whether the defined benefits are going to take a bite out of that, but if you look at our investor base, it's not only pension funds, it's life insurance companies, it's private wealth groups, it's an endowment fund.

So there's many - the world, as you know, the wash was liquidity, whether it's define benefit or other plan. So I think we'll always have a stable of investors across the board to help us grow this investment management business. So it's not dinstcintly tied to the defined benefit plan.

STEVE SACK, MERRILL LYNCH: Hi, Steve Sack with Merrill Lynch, Milton, could you comment maybe on Wal-Mart's announcement from last week about its prescription drug plan to kind of knock the price down. And kind of its impact may be on the supermarket industry and the drug store industry.

And secondly, does that - I know it's kind of earlier, it's only a few days in, but does that kind of change your thought about where you want to own properties or perhaps accelerate disposition plans given that program.

MILTON COOPER: Well, let's back up and talk about Wal-Mart for a moment. Just when we talk about public companies having - spend 25 percent of being public. Wal-Mart not only has that, but they must spend a fairly large proportion on that - of their time to prove that they're not the evil empire.

Now as the drug - the price of he drug is maybe a combination of proof that they're not the evil empire, maybe really hoping to generate traffic. It certainly ain't good for the drug stores, let's face it. What it means from our perspective, fundamentally what we have to do, Steve, is focus on real estate, vocations, barrier to every - and recognize that the (INAUDIBLE) can change that will affect differing retail formats, and always watch the real estate, because I don't know what will happen or all the different concepts, and it doesn't change our basic strategy about owning the dream portfolio. Because the purpose of the dream portfolio is to insulate your sense against the changes in retail. And that will come and they come faster than we think if there's a downturn with the number of retailers that have gone private very large debt.

So I don't think it changes our fundamental strategy.

UNKNOWN MALE #7: I'll also comment that Target has announced that they're going to match it, and I think you're going to see (INAUDIBLE).

MILTON COOPER:  We can eat.

DAVE HENRY: Well, we thank you for coming and joining us. We're going to have lunch upstairs in the James room. You'll be directed. There is an elevator across the hall of you need assistance.

Thank you very much for your participation.

END
                                    ########

Forward-Looking  Statements
This filing contains "forward-looking statements"within the meaning of Section 27A of the Securities Act of 1933and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this filing are forward-looking statements. All forward-looking statements speak only as of the date of this filing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Kimco, Pan Pacific and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, Kimco's right under the merger agreement to revoke its election to include stock in the merger consideration, and the satisfaction of conditions to the closing of the merger. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional  Information  and Where to Find It
This  filing  does not  constitute an offer of any securities for sale.
In connection with the proposed transaction,Kimco and Pan Pacific have filed a definitive proxy statement/prospectus dated August 23, 2006 with the Securities and Exchange Commission as part of a registration statement regarding the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus because it contains important information about Kimco and Pan Pacific and the proposed merger.Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Kimco and Pan Pacific with the SEC at the SEC's website at www.sec.gov. The definitive proxy statement/ prospectus and other relevant documents may also be obtained free of charge from Kimco or Pan Pacific by directing such request to: Kimco Realty Corporation, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020
Attention: Investor Relations or Pan Pacific Retail Properties, Inc., 1631B South Melrose Drive, Vista, California 92083 Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material before making any investment decisions with respect to the merger.